MAM Software Group, Inc.
Maple Park, Maple Court,
Tankersley, Barnsley, UK S75 3DP

September 14, 2010

VIA EDGAR AND FAX

Matthew Crispino, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	MAM Software Group, Inc. Registration Statement on Form S-1 filed on July 14, 2010 File No.: 333-167483

Dear Mr. Crispino:

MAM Software Group, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Tuesday, September 14, 2010 or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission
September 14, 2010

Thank you in advance for your attention to this matter.

Very truly yours, MAM SOFTWARE GROUP, INC. By: /s/ Charlie F. Trapp Name: Charlie F. Trapp Title: Chief Financial Officer